Exhibit 99.2

Foresight Increases Ownership in Rail Vision Becoming Largest Shareholder

Ness Ziona, Israel – July 12, 2018 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, announced today that it has increased its ownership in Rail Vision Ltd. and is now the largest shareholder. Foresight exercised $2.24 million of warrants, raising their ownership stake to approximately 35% of issued and outstanding shares and 34% on a fully diluted basis.

Rail Vision is a developer and market leader of unique solutions and vision-based systems for advanced safety, asset and fleet management in the rail industry. In December 2017, Rail Vision completed a successful trial of its unique vision-based system with a leading European railway company. The trial was conducted under harsh winter conditions with minimal light and demonstrated the system’s real-time capabilities to detect and classify obstacles at distances of several hundred meters.

“Foresight is pleased to increase its investment in Rail Vision,” commented Haim Siboni, CEO of Foresight. “We believe that, like in the automotive space, the next step is to provide trains with sensors and processing capabilities, to prevent accidents, reduce downtime, and increase productivity. Rail Vision is uniquely positioned to offer these functionalities and provide systems which have the potential to significantly reduce maintenance costs. Rail Vision is a leader in cognitive vision systems that detect objects before a train and make real-time decisions. We strongly believe that Rail Vision’s capabilities will become the standard in this market.”

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential of Rail Vision’s products and that Rail Vision’s capabilities will become the standard in the market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the rail industry; general market, political and economic conditions in the countries in which Rail Vision operates; Rail Vision’s projected capital expenditures and liquidity; changes in Rail Vision’s strategy; and any litigation concerning Rail Vision.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654